Filed by Unilab Corporation
                      Pursuant to Rule 425 Under the Securities Act of 1933
                                        Subject Company: Unilab Corporation
                                                Commission File No. 0-22758
                                                        Date: April 2, 2002



UNILAB SPECIAL INVESTOR CALL
TUESDAY, April 2, 2002, 9:00 AM EST
888-769-9404 PASSWORD: INVESTOR

Conference operator: Welcome to the Quest Diagnostics investor conference call. At the request of the company, this call is being recorded. The entire contents of this call, including the presentation and question and answer session that will follow, are the copyrighted property of Quest Diagnostics, with all rights reserved. Any redistribution, retransmission or rebroadcast of this call in any form without the express written consent of Quest Diagnostics is strictly prohibited. Now I'd like to introduce Cathy Doherty, vice president of communications and public affairs, for Quest Diagnostics. Go ahead, please.

Cathy Doherty: Thank you for joining us. I am here with Ken Freeman, chairman and chief executive officer of Quest Diagnostics. We are also joined by Bob Hagemann, our chief financial officer. Bob Whalen, Unilab's CEO, joins us by telephone from California. Ken Freeman will make a few brief remarks on our news so that we can get right to your questions.

We are currently in a quiet period and will not be commenting today on financial results for the first quarter until we release earnings on April
18. At that time we will also provide updated guidance.

Some of our commentary and answers to questions may contain forward-looking statements that are based on current expectations. Actual results could be materially different from our expectations due to factors that are detailed in our Year 2001 10-K and subsequent filings, as well as from unanticipated events.

Now, here is Ken Freeman.

Ken Freeman: Thank you, Cathy.

Early this morning, we took another exciting step to accelerate profitable growth by announcing a definitive agreement to acquire Unilab Corporation in a transaction valued at 1.1 billion dollars, including about 200 million dollars in Unilab debt.

This acquisition will establish Quest Diagnostics as the leading provider of diagnostic testing in California, the nation's largest market. Customers will see expanded access to laboratory testing services and greater convenience with one-stop shopping for all of their diagnostic testing needs. Further strengthening our distribution network will make us an even more attractive partner with diagnostic discovery companies. And, we will add seasoned management talent to our team.

The terms are summarized in this morning's press release, and we will be filing the merger agreement today as part of a Form 8-K. So I would like to spend the next few minutes sharing my enthusiasm about this transaction - and how we expect it to benefit our employees, customers and shareholders.

The benefits to our customers are compelling. Combining our two companies will significantly enhance customer service in California. Customers will access diagnostic testing services through a combined network of about 50 rapid-response laboratories and 500 conveniently located patient service centers, by far the largest in the state. This combination will give Unilab customers access to innovative technologies and an expanded esoteric testing menu from our Nichols Institute, based in San Juan Capistrano. Customers will also have available direct physician-to-physician consultations with the industry's most extensive network of medical and scientific specialists. Additionally, physician and hospital customers will benefit from our state-of-the-art electronic connectivity services.

The transaction creates value for Quest Diagnostics shareholders as well. Unilab meets our three ground rules for acquisitions--full compliance with the law, well managed, and accretive to earnings per share during the first year.

o Unilab has a strong regulatory compliance program that is very similar to our own.

o In addition, Unilab is well managed, with profitability levels among the highest in the industry.

o Assuming a late-second-quarter close, the transaction will be modestly accretive to earnings during 2002--approximately 2 to 3 cents per share, before an anticipated pretax charge related to the transaction of up to 20 million dollars, most of which will be cash costs. We anticipate significant synergies--approximately 30 million dollars on an annualized basis--following the completion of the integration within two years after the closing. We see the biggest opportunities for synergies in eliminating duplicate infrastructure, internalizing esoteric testing, and reducing bad debt.

This morning, Standard and Poors reaffirmed our rating of Triple B Minus with a positive outlook and we expect Moody's will also, at a minimum, reaffirm our rating and outlook.

Now, I'd like to introduce Bob Whalen, who will share his perspective on our news.

Bob Whalen: Thank you, Ken.

Joining together with Quest Diagnostics is great for Unilab shareholders. Investors will have the opportunity to become shareholders in the premier laboratory company in our industry, a company with tremendous growth opportunities and a strong track record for creating shareholder value. In addition, Unilab shareholders will have the opportunity to share in the value created by combining our two companies.

 Our customers in California will benefit from expanded access to lab services throughout the state. In addition, they will have direct access to Nichols Institute, Quest Diagnostics' world-renowned esoteric testing laboratory and research and development center. Physician and hospital customers will be able to consult with nearly 300 M.D.s and Ph.D.s--the most extensive network of medical and scientific specialists in the industry.

Personally, I am thrilled to be joining a company focused on quality with strong vision and values and I am excited about leading the combined local operation in California - a market I am very familiar with. I have led successful integrations before, and look forward to creating benefits for customers and value for shareholders.

Ken Freeman: Thanks, Bob.

As you know, we have demonstrated our ability to effectively integrate acquired companies, and so has Unilab. I am very pleased that Bob will lead the integration of our California operations and be responsible for our local California business. Bob is a seasoned laboratory industry executive with a strong track record of results during his more than 30-year career. We will use the proven integration approach that has served us so well through previous acquisitions.

In this case, while detailed integration planning has not yet started, our strategy anticipates closing certain facilities to rationalize capacity in California. As a result, some positions will be eliminated over time, which we expect to address primarily through normal voluntary attrition, as we have done in past integrations. And also, as in the past, we will treat all employees with fairness, dignity and respect, consistent with our values.

Our growth initiatives, focused on Six Sigma quality, genomics and customer connectivity, coupled with selective acquisitions, are building on a strong foundation to deliver sustainable long-term profitable growth. Our strategic growth plan uniquely positions Quest Diagnostics by:

o   Broadening our geographic presence;

o   Expanding our access and distribution network;

o Enhancing customer service to meet the special needs of hospital and esoteric testing customers; and

o   Accelerating the development of innovative new tests and technologies.

Putting it all together, we remain committed to our financial goals: achieving sustainable double-digit revenue growth, EBITDA margins in excess of 20% and continuing to deliver earnings per share growth of at least 30%. The acquisitions of AML and Unilab provide a clear path to deliver in excess of 30% earnings per share growth this year and next. They also provide additional fuel as we drive to deliver outstanding returns for our shareholders well into the future.

We are excited about the opportunities this transaction creates.

Now, let's open up the call for your questions.

Operator?

AFTER QUESTIONS STOP, OPERATOR:
------------------------------

Operator: Thank you for participating in the Quest Diagnostics investor conference call. Investors in the U.S. may listen to a replay of this call by dialing 800-925-2388. The replay will open today at 11 a.m. Eastern Time and will continue until through 5 P.M. on May 17. Investors outside the U.S. may dial 402-220-4111. No password is required for either number. In addition, registered analysts may access an on-line replay of the call through StreetEvents at www.streetevents.com. The call will also be available to the media and individual investors at www.questdiagnostics.com. The on-line replay will be available 24 hours a day, beginning at noon.

Goodbye.

                                   * * *


FORWARD-LOOKING STATEMENTS:

This communication contains certain forward-looking statements under the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which may include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Quest Diagnostics and Unilab and the benefits expected to result from the contemplated transaction, are based on management's current expectations and estimates and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements.

Factors that could cause or contribute to such differences may include, but are not limited to, the risk that the conditions relating to the required minimum tender of Unilab shares or regulatory clearance might not be satisfied in a timely manner or at all, risks relating to the integration of the technologies and businesses of Quest Diagnostics and Unilab, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, conditions of the economy and other factors described in the most recent reports on Form 10-Q, most recent reports on Form 10-K and other periodic reports filed by Quest Diagnostics and Unilab with the Securities and Exchange Commission.

ADDITIONAL INFORMATION:

Quest Diagnostics intends to file a Registration Statement on Form S-4 and a Schedule TO, and Unilab plans to file a Solicitation/Recommendation Statement on Schedule 14D-9, with the Securities and Exchange Commission in connection with the transaction. Quest Diagnostics and Unilab expect to mail a Prospectus, which is part of the Registration Statement on Form S-4, the Solicitation/Recommendation Statement on Schedule 14D-9 and related exchange offer materials, including a letter of election and transmittal, to stockholders of Unilab upon commencement of the exchange offer. In addition, Quest Diagnostics intends to file a Statement on Schedule 13D relating to its agreement with Kelso Investment Associates VI, L.P. and KEP VI, LLC. Investors and stockholders of Unilab are urged to read all of these documents carefully when they are available. These documents contain important information about the transaction and should be read before any decision is made with respect to the exchange offer. Investors and stockholders will be able to obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from Quest Diagnostics, by directing a request to Quest Diagnostics Incorporated at 1 Malcolm Avenue, Teterboro, NJ 07608, or from Unilab, by directing a request to Unilab Corporation at 18448 Oxnard Street, Tarzana, CA 91356.

In addition to the Registration Statement on Form S-4, Schedule TO, Prospectus, Solicitation/Recommendation Statement on Schedule 14D-9 and related exchange offer materials, both Quest Diagnostics and Unilab file annual, quarterly and special reports, proxy Statements and other information with the Securities and Exchange Commission. You may read and copy any reports, Statements or other information filed by Quest Diagnostics or Unilab at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Securities and Exchange Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 800-SEC-0330 for further information on the public reference rooms. Quest Diagnostics' and Unilab's filings with the Securities and Exchange Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Securities and Exchange Commission at www.sec.gov.

    CONTACT:  Investors - Cathy Doherty, +1-201-393-5030, or
              Media - Gary Samuels, +1-201-393-5700, both of Quest Diagnostics Incorporated; or Brian D. Urban of Unilab Corporation, +1-818-758-6611